Exhibit 99.1
Jumia Reports First Quarter 2024 Results
Continued Execution Delivers Strong Year-over-Year Growth in GMV and Orders

Disciplined Cost Management Drives Further Improvements in Cash Utilization

Lagos, May 7, 2024 – Jumia Technologies AG (NYSE: JMIA) (“Jumia” or the “Company”) announced today its financial results for the first quarter ended March 31, 2024.
Results highlights for the first quarter 2024
•Revenue of $49 million, up 19% year-over-year, and up 57% in constant currency.
•GMV of $181 million, up 5% year-over-year, and up 39% in constant currency.
•Operating loss of $8 million compared to $28 million in the first quarter of 2023, down 71% year-over-year, and down 79% in constant currency.
•Adjusted EBITDA loss of $4 million as compared to a loss of $25 million in the first quarter of 2023, down 83% year-over-year, and down 94% in constant currency.
•Loss before Income tax from continuing operations in the first quarter of 2023, was up 36% year-over-year and up 12% in constant currency largely driven by a $11 million increase in net foreign exchange losses, mostly without a cash impact, as a result of currency devaluations in Nigeria and Egypt and an increase in finance costs related to Jumia’s treasury and investment portfolio management activities.
•Liquidity position of $101 million, a decrease of $19 million in the first quarter of 2024 as compared to a decrease of $22 million in the first quarter of 2023.
•Net cash flows from operating activities of $4 million as compared to net cash flows used in operating activities of $19 million in the first quarter of 2023.

Company Commentary
“Jumia is off to a strong start to the year. Following a transformational 2023, we continued to execute against our strategic priorities focused on strengthening our core business and improving cash efficiency while establishing a leaner organization primed for growth. Our efforts drove a 5% year-over-year and 39% constant-currency improvement in GMV in the quarter, while order growth and AOV also expanded, a clear sign that our strategy is working.
“Disciplined expense management and further streamlining of our logistics network reduced our quarterly cash burn1 to $19.1 million from $22.0 million in the first quarter of 2023. Efforts to orient spend toward more efficient marketing channels along with reductions in customer discounts also helped attract a stickier and higher quality customer base, driving a 300 basis-point improvement in repurchase rates versus the prior year.
1 Cash burn is defined as the use of Jumia’s Liquidity Position, which is comprised of Jumia’s cash and cash equivalents and term deposits and other financial assets.

“Our success is more notable when considered against the challenging macro environment in Africa. Significant currency devaluations in some of our largest markets impacted both purchasing power and supply availability, making for a difficult operating environment. However, our ability to secure sufficient inventory and offer a diversified product assortment at competitive prices continues to keep consumers engaged on our platform. Importantly, we are also beginning to see early signs of general stabilization in select markets, leaving us hopeful that conditions will continue to improve. For example, despite the volatile conditions, we are seeing order growth in Nigeria and Ghana, illustrating Jumia’s value proposition. Additionally, in Egypt, the government floated the Egyptian pound and significantly increased interest rates, resulting in higher U.S. dollar inflows from foreign investors.
Overall, I am pleased with our progress to date and remain energized about Jumia’s potential for the future. We have proven that with the right team and the right strategy, growth does not require heavy spending. Rather, a deep understanding and appreciation of the African ecommerce market, along with a targeted growth strategy leaves us well positioned to drive continued growth in 2024 and beyond.” - Jumia Chief Executive Officer, Francis Dufay
Financial Results for the Three Months Ended March 31, 2024

	For the three months ended
	As reported		YoY Change	Constant currency	YoY Change
In USD million, unless otherwise stated	March 31, 2023	March 31, 2024		March 31, 2024
Revenue	41.3	48.9	18.5%	64.8	57.0%
Gross Profit	24.9	31.2	25.2%	41.6	67.0%
Fulfillment expense	(11.8)	(9.4)	(20.6)%	(12.4)	5.3%
Sales and Advertising expense	(5.3)	(3.7)	(29.9)%	(5.5)	3.0%
Technology and Content expense	(11.2)	(9.1)	(18.5)%	(9.3)	(17.1)%
G&A expense, excluding SBC	(24.2)	(15.3)	(36.8)%	(18.5)	(23.5)%
Adjusted EBITDA	(24.7)	(4.3)	(82.6)%	(1.4)	(94.4)%
Operating Income/ (Loss)	(28.4)	(8.3)	(70.7)%	(6.0)	(78.8)%
Loss before Income tax from continuing operations(1)	(29.2)	(39.6)	35.5%	(23.9)	(12.5)%
_________________________
(1) Loss before income tax from continuing operations in constant currency excludes the impact of foreign exchange recorded in finance income/costs.

Revenue
•Revenue of $48.9 million, up 19% year-over-year or up 57% year-over-year on a constant currency basis.
◦Marketplace revenue, comprised of commissions, fulfillment revenue, value added services and marketing and advertising revenue was $25.9 million, up 11% year-over-year or up 48% year-over-year on a constant currency basis, driven by higher commissions and corporate sales, partially offset by the impact of foreign exchange.
◦First-Party sales revenue was $22.4 million, or up 29% year-over-year and 69% year-over-year on a constant currency basis, driven by sales of larger ticket items, such as electronics and home & living items, partially offset by the impact of foreign exchange.
Gross Profit
•Gross profit was $31.2 million, up 25% year-over-year or up 67% year-over-year on a constant currency basis.
•Gross profit as a percentage of GMV was 17% compared to 14% in the first quarter of 2023, driven by corporate sales, improved marketplace margins and a reduction in spending on customer incentives and promotions.
Expenses
•Fulfillment expense amounted to $9.4 million, down 21% year-over-year or up 5% year-over-year on a constant currency basis.
◦Fulfillment expense per Order, excluding JumiaPay app Orders, which do not incur logistics costs, decreased by 20% year-over-year to $2.40, reflecting an increase of 7% year-over-year on a constant currency basis.
•Sales and Advertising expense was $3.7 million, down 30% year-over-year or up 3% year-over-year on a constant currency basis.
•Technology and Content expense was $9.1 million, down 19% year-over-year or down 17% year-over-year on a constant currency basis.
•General and Administrative expense was $17.5 million, down 31% year-over-year or down 18% year-over-year on a constant currency basis.
◦General and Administrative expense, excluding share-based compensation, was $15.3 million, down 37% year-over-year or down 23% year-over-year on a constant currency basis.
◦This decrease was driven primarily by a reduction in tax provisions as well as a decline in staff costs during the quarter.

Operating loss
•Operating loss was $8.3 million, down by 71% year-over-year or 79% year-over-year on a constant currency basis, driven by significant cost reductions and improved gross margins.
•Loss before income tax from continuing operations was $39.6 million, up 36% year-over-year, primarily driven by an increase in net foreign exchange losses.
◦The increase was largely driven by a $11.3 million increase in net foreign exchange losses, mostly without cash impact, as a result of currency devaluations in Nigeria and Egypt and an increase in finance costs related to our treasury activities. The increase also reflects losses associated with our investment portfolio management activities.
•Loss before Income tax from continuing operations was up 12% in constant currency,which excludes the impact of foreign exchange recorded in finance income and finance costs.
Cash Position
•As of March 31, 2024, the Company’s Liquidity Position was $101.5 million, comprised of $28.6 million in cash and cash equivalents and $72.8 million in term deposits and other financial assets.
•Jumia’s Liquidity Position decreased $19.1 million in the first quarter of 2024 as compared to a decrease of $22.0 million in the first quarter of 2023, and a decrease of $26.8 million in the fourth quarter of 2023.
◦Jumia incurred a $5.9 million cash loss associated with currency translation related to devaluations in two of Jumia’s largest markets, Egypt and Nigeria, in the three months ended March 31, 2024.
•The continued improvement in Jumia’s cash management illustrates its ongoing efforts to effectively preserve its cash resources as it executes on its growth strategy. Notably, the Company continues to refine it cash repatriation strategy. As of the first quarter of 2024, 79% of its Liquidity Position was held in USD, helping to limit risk and the Company’s exposure to shifts in local currency valuations.

SELECT OPERATIONAL KPIs
1.Marketplace KPIs

	For the three months ended
	As Reported		YoY Change	Constant currency	YoY Change
	March 31, 2023	March 31, 2024		March 31, 2024
Quarterly Active Customers (million)	2.0	1.9	(4.7)%	n.a.	n.a.
Orders (million)	4.5	4.6	1.9%	n.a.	n.a.
GMV (USD million)	173.2	181.5	4.8%	240.3	38.7%
TPV (USD million)	41.1	45.4	10.3%	78.8	91.6%
JumiaPay Transactions (million)	1.3	2.0	51.8%	n.a.	n.a.
•GMV increased by 5% year-over-year to $181.5 million and Orders increased by 2% year-over-year. The growth in GMV and Orders was driven by continued efforts to enhance and diversify Jumia’s product assortment, more efficient marketing spend and reductions in customer incentives.
◦Jumia is also taking a disciplined and targeted approach to marketing spend focused on targeting more efficient marketing channels, such as search engine optimization (SEO) and customer relationship management (CRM).
◦Efforts are attracting a stickier and higher quality customer base as evidenced by a 300 basis point year-over-year improvement in repurchase rates in the first quarter of 2024.
▪Jumia’s cohort data shows that 39% of the Company’s fourth quarter 2023 cohort of new customers completed a second purchase within 90 days as compared to 36% in the fourth quarter of 2022 cohort re-ordering in first quarter of 2023.
•JumiaPay Transactions reached 2.0 million, an increase of 52% year-over-year driven by the successful rollout of JumiaPay on delivery in one of Jumia’s largest markets.
◦Ongoing efforts to streamline the user experience and the continued rollout of JumiaPay on delivery to increase cashless orders, positions JumiaPay as a stronger enabler of the Company’s ecommerce platform.
•TPV and TPV as a percentage of GMV increased by 10% year-over year and 125 basis points year-over-year, respectively, due to improvements in the customer experience.

GUIDANCE
Jumia remains committed to reducing its losses and accelerating its progress towards cash efficiency and profitable growth.
The Company reiterates its outlook for 2024,
•It aims to further reduce its cash utilization as compared to FY 2023.
•Based on the positive impact of its growth strategy, Jumia projects an increase in both orders and GMV in 2024, excluding the potential impact of foreign exchange.
The above forward-looking statements reflect Jumia’s expectations as of May 7, 2024, are subject to change and involve inherent risks, which are partially or fully beyond its control. These risks include but are not limited to political and economic conditions across countries where it operates, the broader economic impact of the ongoing regional conflicts and global supply chain issues.

CONFERENCE CALL AND WEBCAST INFORMATION
Jumia will host a conference call to discuss its first quarter 2024 results at 8:30 AM ET on May 7, 2024.

Interested parties can access the conference at :
US Dial-in (Toll Free): 888-506-0062
International Dial-in: 973-528-0011
United Kingdom Dial-in: 44 20 3355 4169
Entry Code: 636500

The live call will also be available via webcast on Jumia’s Investor Relations Website: https://investor.jumia.com/investor-relations/default.aspx.

A replay of the call will be available until Tuesday, May 21, 2024 and can be accessed by dialing dialing 877-481-4010 for toll free access or 919-882-2331 for international access using the replay passcode: 50437.

(UNAUDITED)
Consolidated statement of comprehensive income as of March 31, 2023 and 2024

	For the three months ended
In thousands of USD	March 31, 2023	March 31, 2024
Revenue	41,250	48,893
Cost of revenue	(16,342)	(17,709)
Gross profit	24,908	31,184
Fulfillment expense	(11,817)	(9,377)
Sales and advertising expense	(5,339)	(3,742)
Technology and content expense	(11,183)	(9,109)
General and administrative expense	(25,161)	(17,452)
Other operating income	210	249
Other operating expense	(47)	(86)
Termination Benefits	—	—
Operating loss	(28,429)	(8,333)
Finance income	3,117	1,293
Finance costs	(3,929)	(32,595)
Loss before Income tax from continuing operations	(29,241)	(39,635)
Income tax benefit/ (expense)	(100)	(1,022)
Loss for the period from continuing operations	(29,341)	(40,657)
Loss for the period from discontinued operations	(2,429)	—
Loss for the period	(31,770)	(40,657)
Attributable to:
Equity holders of the Company	(31,761)	(40,650)
from continuing operations	(29,332)	(40,650)
from discontinued operations	(2,429)	—
Non-controlling interests	(9)	(7)
from continuing operations	(9)	(7)
Loss for the period	(31,770)	(40,657)
Other comprehensive income / (loss) to be classified to profit or loss in subsequent periods
Exchange differences gain on translation of foreign operations	59,467	169,673
Other comprehensive loss on net investment in foreign operations	(60,362)	(158,584)
Other comprehensive income / (loss) on financial assets at fair value through OCI	253	1,381
Other comprehensive income / (loss)	(642)	12,470
Total comprehensive loss for the period	(32,412)	(28,187)
Attributable to:
Equity holders of the Company	(32,396)	(28,189)
Non-controlling interests	(16)	2
Total comprehensive loss for the period	(32,412)	(28,187)

(UNAUDITED)
Consolidated statement of financial position as of December 31, 2023 and March 31, 2024

	As of
In thousands of USD	December 31, 2023	March 31, 2024
Assets
Non-current assets
Property and equipment	14,361	11,611
Deferred tax assets	531	523
Other taxes receivables	4,721	3,918
Other non-current assets	1,289	1,135
Total Non-current assets	20,902	17,187
Current assets
Inventories	9,699	8,689
Trade and other receivables	23,157	14,428
Income tax receivables	2,000	2,182
Other taxes receivable	4,143	4,372
Prepaid expenses	9,470	10,706
Term deposits and other financial assets	85,088	72,838
Cash and cash equivalents	35,483	28,627
Total Current assets	169,040	141,842
Total Assets	189,942	159,029
Equity and Liabilities
Equity
Share capital	236,800	237,045
Share premium	1,736,469	1,736,469
Other reserves	160,729	174,940
Accumulated losses	(2,064,763)	(2,105,440)
Equity attributable to the equity holders of the Company	69,235	43,014
Non-controlling interests	(511)	(510)
Total Equity	68,724	42,504
Liabilities
Non-current liabilities
Non-current borrowings	2,357	2,203
Trade and other payables	125	39
Deferred tax liabilities	204	1,105
Other taxes payable	474	508
Provisions for liabilities and other charges	514	564
Deferred income	—	—
Total Non-current liabilities	3,674	4,419
Current liabilities
Current borrowings	3,718	3,328
Trade and other payables	55,425	45,434
Income tax payables	13,427	12,706
Other taxes payable	23,452	20,862
Provisions for liabilities and other charges	18,420	15,693
Deferred income	3,102	14,083
Total Current liabilities	117,544	112,106
Total Liabilities	121,218	116,525
Total Equity and Liabilities	189,942	159,029

(UNAUDITED)
Consolidated statement of cash flows as of March 31, 2023 and 2024

	For the three months ended
In thousands of USD	March 31, 2023	March 31, 2024
Loss before Income tax from continuing operations	(29,241)	(39,635)
Loss before Income tax from discontinued operations	(2,429)	—
Loss before Income tax	(31,670)	(39,635)
Depreciation and amortization of tangible and intangible assets	2,870	1,881
Impairment losses on loans, receivables and other assets	106	(68)
Impairment losses/(reversals) on obsolete inventories	114	160
Share-based payment (income) / expense	949	2,156
Net (gain)/loss from disposal of tangible and intangible assets	(13)	(45)
Change in provision for other liabilities and charges	451	(1,955)
Lease modification (income)/expense	31	(4)
Interest (income)/expense	(834)	813
Net foreign exchange loss	2,172	13,294
Discounting effect (income) / expense	(85)	(119)
Net (gain)/loss on financial instruments at fair value through profit or loss	(237)	16,098
Net loss recognized on disposal of debt instruments held at FVOCI	—	1,231
Share-based payment expense - settlement	(183)	(127)
(Increase)/Decrease in trade and other receivables, prepaid expenses and other tax receivables	3,077	3,936
(Increase)/Decrease in inventories	(872)	(1,353)
Increase/(Decrease) in trade and other payables, deferred income and other tax payables	6,236	9,528
Income taxes paid	(1,087)	(1,306)
Net cash flows used in operating activities	(18,975)	4,485
Cash flows from investing activities
Purchase of property and equipment	(811)	(245)
Proceeds from sale of property and equipment	35	80
Interest or other charges received/(paid)	735	(822)
Movement in other non-current assets	(351)	(44)
Movement in term deposits and other financial assets	38,830	(3,439)
Net cash flows (used in) / from investing activities	38,438	(4,470)
Cash flows from financing activities
Payment of lease interest	(361)	(178)
Repayment of lease liabilities	(2,337)	(809)
Equity transaction costs	(12)	—
Net cash flows (used in) / from financing activities	(2,710)	(987)
Net (decrease)/increase in cash and cash equivalents	16,753	(972)
Effect of exchange rate changes on cash and cash equivalents	(1,471)	(5,884)
Cash and cash equivalents at the beginning of the period	71,579	35,483
Cash and cash equivalents at the end of the period	86,861	28,627

Forward Looking Statements
This release includes forward-looking statements. All statements other than statements of historical facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates”, “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Considering these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Non-IFRS Financial and Operating Metrics
Changes, percentages, ratios and aggregate amounts presented have been calculated on the basis of unrounded figures.
This release includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, as well as operating metrics, including Annual Active Customers, Quarterly Active Customers, Orders and GMV. We define Annual Active Customers Quarterly Active Customers, Orders, GMV, Total Payment Volume, JumiaPay Transactions and Adjusted EBITDA as follows:
Annual Active Customers means unique customers who placed an order for a product or a service on our platform, within the 12-month period preceding the relevant date, irrespective of cancellations or returns.
Quarterly Active Customers means unique customers who placed an order for a product or a service on our platform, within the 3-month period preceding the relevant date, irrespective of cancellations or returns.
We believe that Annual Active Customers and Quarterly Active Customers are useful indicators of the adoption of our offering by customers in our markets.
Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period.
We believe that the number of orders is a useful indicator to measure the total usage of our platform, irrespective of the monetary value of the individual transactions.
Gross Merchandise Value (“GMV”) corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period. We believe that GMV is a useful indicator for the usage of our platform that is not influenced by shifts in our sales between first-party and third-party sales or the method of payment.
We use Quarterly Active Customers, Orders and GMV as some of many indicators to monitor usage of our platform.
Total Payment Volume (“TPV”) corresponds to the total value of orders for products and services for which JumiaPay was used including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns, for the relevant period.
We believe that TPV, which corresponds to the share of GMV for which JumiaPay was used, provides a useful indicator of the development, and adoption by customers, of the payment services offerings we make available, directly and indirectly, through JumiaPay.
JumiaPay Transactions corresponds to the total number of orders for products and services on our marketplace for which JumiaPay was used, irrespective of cancellations or returns, for the relevant period.
We believe that JumiaPay Transactions provides a useful indicator of the development, and adoption by customers, of the cashless payment services offerings we make available for orders on our platform irrespective of the monetary value of the individual transactions.
We use TPV and the number of JumiaPay Transactions to measure the development of our payment services and the progressive conversion of cash on delivery orders into prepaid orders.
General and administrative expense, excluding SBC, corresponds to the General & Administrative (“G&A”) expense excluding share-based payment expense (“SBC”). We use this metric to measure the development of our G&A costs exclusive of the impact of SBC which is mainly a non-cash expense, influenced, in part, by share price fluctuations.
Adjusted EBITDA corresponds to loss for the period from continuing operations, adjusted for income tax expense (benefit), finance income, finance costs, depreciation and amortization and further adjusted for share-based payment expense.

Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to loss for the period, loss before income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
Management uses Adjusted EBITDA:
•as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;
•for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•to evaluate the performance and effectiveness of our strategic initiatives; and
•to evaluate our capacity to expand our business.
Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the period. Some of the limitations are:
•Adjusted EBITDA does not reflect our share-based payments, income tax expense (benefit) or the amounts necessary to pay our taxes;
•although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and
•other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.
Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the period. The following table provides a reconciliation of loss for the period from continuing operations to Adjusted EBITDA for the periods indicated:

	For the three months ended
(USD million)	March 31, 2023	March 31, 2024
Loss for the period from continuing operations	(29.3)	(40.7)
Income tax expense	0.1	1.0
Net Finance costs / (income)	0.8	31.3
Depreciation and amortization	2.8	1.9
Share-based payment (income) / expense	0.9	2.2
Adjusted EBITDA	(24.7)	(4.3)

Constant currency data
Certain metrics have also been presented on a constant currency basis. We use constant currency information to provide us with a picture of underlying business dynamics, excluding currency effects.
Constant currency metrics are calculated using the average foreign exchange rates for each month during 2023 and applying them to the corresponding months in 2024, so as to calculate what our results would have been had exchange rates remained stable from one year to the next. These calculations do not include any other macroeconomic effect such as local currency inflation effects or any price adjustment to compensate local currency inflation or devaluations. Constant currency information is not a measure calculated in accordance with IFRS. While we believe that constant currency information may be useful to investors in understanding and evaluating our results of operations in the same manner as our management, our use of constant currency metrics has limitations as an analytical tool, and you should not consider it in isolation, or as an alternative to, or a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our constant currency information as a comparative measure.
The following table sets forth the constant currency data for selected metrics.

	For the three months ended
	As reported		YoY Change	Constant currency	YoY Change
In USD million, except percentages	March 31, 2023	March 31, 2024		March 31, 2024
Gross Profit	24.9	31.2	25.2%	41.6	67.0%
Fulfillment expense	(11.8)	(9.4)	(20.6)%	(12.4)	5.3%
Gross Profit after Fulfillment expense	13.1	21.8	66.6%	29.2	122.8%
Sales and Advertising expense	(5.3)	(3.7)	(29.9)%	(5.5)	3.0%
Technology and Content expense	(11.2)	(9.1)	(18.5)%	(9.3)	(17.1)%
G&A expense, excluding SBC	(24.2)	(15.3)	(36.8)%	(18.5)	(23.5)%
Adjusted EBITDA	(24.7)	(4.3)	(82.6)%	(1.4)	(94.4)%
Operating Income/ (Loss)	(28.4)	(8.3)	(70.7)%	(6.0)	(78.8)%
Loss before Income tax from continuing operations(1)	(29.2)	(39.6)	35.5%	(23.9)	(12.5)%

GMV	173.2	181.5	4.8%	240.3	38.7%
TPV	41.1	45.4	10.3%	78.8	91.6%
TPV as % of GMV	23.8%	25.0%		32.8%
_________________________
(1) Loss before Income tax from continuing operations in constant currency excludes the impact of foreign exchange recorded in finance income/costs.